Insulet Corporation
Conflict Minerals Report
For Calendar Year 2014

Insulet Corporation (the “Company”) submits this Conflict Minerals Report for Calendar Year 2014 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1” or the “Rule”). The Company engages in the production, through a contract manufacturer, of the proprietary OmniPod Insulin Management System, an insulin infusion system for persons with insulin-dependent diabetes. The OmniPod Insulin Management System features a unique disposable tubeless OmniPod which is worn on the body for three days at a time and a handheld, wireless Personal Diabetes Manager. Both devices comprising the OmniPod Insulin Management System are contracted to be manufactured for the Company by a subsidiary of Flextronics International Ltd (“Flextronics”), a socially-responsible, global leader in design, manufacturing, and distribution of products.
Based on inquiries to Flextronics, its sole contract manufacturer, and that manufacturer’s inquiries to its suppliers of components and subassemblies within the OmniPod Insulin Management System (“Suppliers”), the Company has determined that conflict minerals (as defined in Item 1.01(d)(3) of Form SD) are necessary to the functionality or production of both devices comprising the OmniPod Insulin Management System. Accordingly, the Company conducted in good faith a reasonable country of origin inquiry and engaged in due diligence to determine whether any of those conflict minerals originated in the Democratic Republic of Congo (“DRC”) or any adjoining country (as defined in Item 1.01(d)(1) of Form SD), or from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD).
(1) Due Diligence:
The Company has undertaken the following measures in order to determine the source and chain of custody of any conflict minerals in its products. These measures have been undertaken to conform with the due diligence framework set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, its Supplement on Tin, Tantalum, and Tungsten, and its Supplement on Gold.
The Company:

1.
Used during 2014, and continues to use, Flextronics as its sole contract manufacturer. Flextronics has in place a due diligence program that includes a Conflicts Mineral Policy and a Code of Business Conduct and Ethics, which can be found on its Internet Website, emphasizing Flextronics’ commitment to have a transparent supply chain and to utilize suppliers that have procedures in place to ensure that conflict minerals in their products do not directly or indirectly benefit armed groups.

2.
Established responsibilities within the Company for determining, through inquiries to Flextronics, the source of any conflict minerals in its products, and to assess any risks identified by Flextronics that may exist in supply chains.

3.	Familiarized key personnel with the requirements of the Rule.

4.
Engaged Flextronics to determine the source of any necessary conflict minerals contained in the OmniPod Insulin Management System, including the smelters and refiners of any conflict minerals contained in the OmniPod Insulin Management System. Flextronics is a founding member of the Electronic Industry Citizenship Coalition (“EICC”), a group of companies working to create a comprehensive set of tools and methods that support the Electronic Industry’s Code of Conduct. Flextronics notified the Company that it had identified all of the Suppliers to Flextronics of materials containing conflict minerals that were necessary to the production or functioning of the OmniPod Insulin Management System, and requested that all such Suppliers complete the Conflict Minerals Reporting Template (“Template”) created by EICC and the Global e-Sustainability Initiative (“GeSI”) in 2008. The Template is designed to obtain information dealing with whether materials manufactured or supplied by these entities contain conflict minerals, the type of conflict mineral involved, the source of the conflict mineral, and whether the conflict mineral is or is not conflict free. Requests to complete the Template were sent by Flextronics to 90 entities that Flextronics initially determined may have supplied materials necessary to the production or functionality of the OmniPod Insulin Management System. Of these 90 entities, Flextronics subsequently determined that four entities were duplicates of other entities on the list, and that six other entities did not supply materials necessary for the functionality or production of the OmniPod Insulin Management System (e.g., supplied only packaging materials). Of the remaining 80 entities to which requests were sent, 68 fully completed the Template. Despite repeated requests by Flextronics, as of the date of this Report, six entities had not yet responded to Flextronics’ request to complete the Template, five were still in the process of completing the Template, and one entity, although purporting to complete the Template, provided data that was largely non-responsive.

Of the 68 entities that completed the Template, 18 identified the products or materials they supplied to Flextronics as containing one or more Conflict Minerals (as defined in Item 1.01(d)(3) of form SD) that originated or may have originated in the DRC or an adjoining country. Based upon the responses to the Templates, and other inquiries, Flextronics was able to determine the smelters used for the processing of the vast majority of the Conflict Minerals that may have originated in the DRC or an adjoining country. Flextronics has determined that, of the 17 smelters for which identification was provided, all are on the Compliant Smelter List published by the Conflict-Free Smelter Program (“CFSP”), a program of the Conflicts-Free Sourcing Initiative (“CFSI”) developed by the EICC and GeSI to enhance capability to verify the responsible sourcing of metals. The CFSP provides for independent, third-party audits that determine which smelters and refiners can be validated as “conflict-free” in line with global standards.

5.	Posted this Conflict Minerals Report on its Internet website.

Based upon the results of the responses to the Template sent by Flextronics to its suppliers, the Company has reason to believe that some conflict minerals utilized in products that it has contracted to be manufactured in 2014 originate from the DRC or an adjoining country, and may not be from recycled or scrap sources. At this time, however, the Company has no reason to believe that its necessary conflict minerals directly or indirectly finance or benefit armed groups, as defined in Item 1.01(d)(2) of Form SD. The Company will continue to review any additional data that is provided by Flextronics based upon any further responses by Flextronics or the Suppliers to the inquiries contained in the Templates referenced above. Pursuant to the April 29, 2014 “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule,” issued by Keith F. Higgins, Director, SEC Division of Corporation Finance, the Company is not required to describe its products as “DRC Conflict Free” or “DRC Conflict Undeterminable.” Moreover, the Company is not required to obtain, and has not obtained, an independent private sector audit of this Conflict Minerals Report.
(2) Product Description:

The only product manufactured or contracted to be manufactured by the Company during 2014 that contains or may contain conflict minerals is the proprietary OmniPod Insulin Management System described earlier in this Conflict Minerals Report. The efforts that have been undertaken by the Company to determine the source of the conflict minerals in the OmniPod Insulin Management System are described above. Based upon responses to the Templates from Flextronics and Suppliers, some of the tantalum, tin, gold and tungsten used in such products may have originated in the DRC or an adjoining country. To the extent known, the identities of the smelters that processed such conflict minerals that may have originated in the DRC or an adjoining country, as well as their locations, are listed in Exhibit A hereto.

Exhibit A: Smelters List

Metal	Smelter Name	Smelter Country	Smelter ID
Tantalum	Conghua Tantalum and Niobium Smeltry	CHINA	CID000291
Tantalum	Douluoshan Sapphire Rare Metal Co Ltd	CHINA	CID000410
Tantalum	F&X Electro-Materials Ltd.	CHINA	CID000460
Tantalum	Global Advanced Metals Boyertown	UNITED STATES	CID002557
Tantalum	H.C. Starck Co., Ltd.	THAILAND	CID002544
Tantalum	H.C. Starck GmbH Goslar	GERMANY	CID002545
Tantalum	H.C. Starck GmbH Laufenburg	GERMANY	CID002546
Tantalum	H.C. Starck Smelting GmbH & Co.KG	GERMANY	CID002550
Tantalum	Jiujiang Tanbre Co., Ltd.	CHINA	CID000917
Tantalum	KEMET Blue Metals	MEXICO	CID002539
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA	CID001277
Tantalum	Ulba Metallurgical Plant JSC	KAZAKHSTAN	CID001969
Tantalum	Zhuzhou Cement Carbide	CHINA	CID002232
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	CID001105
Tin	Thaisarco	THAILAND	CID001898
Tungsten	Vietnam Youngsun Tungsten Industry Co., Ltd	VIETNAM	CID002011
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CHINA	CID002320